Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

March 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated February 28, 2005

Ladies and Gentlemen:

     We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated February 28, 2005.

We have considered the Staff’s comments relating to our registration statements on Form S-1 (file nos. 333-121136 and 333-121561) and have set forth below our responses to each of the comments. Concurrently with this letter, we are filing Amendment No. 2 to our registration statement on Form S-1 (file no. 333-121136, referred to herein as the “Registration Statement”), reflecting changes arising out of your comments.

*****

Amendment No. 1 to Form S-1 (333-121136)

Share Lending Agreement, page 179

1.	We note that in your response to question 43 you conclude that the share lending arrangement is an implied forward contract and that paragraph 25 of SFAS 150 is applicable to this arrangement. However, you do not discuss the balance sheet and income statement implications of your determination that this is an implied forward contract or whether the implied forward contract falls under the classification guidance of SFAS 150. Please provide us with a thorough analysis of the appropriate balance sheet and income statement treatment of the share lending arrangement under SFAS 150 or other literature, as appropriate. In your analysis, please discuss alternative accounting treatments considered as well as the specific accounting treatment that you determined to be appropriate.

Securities and Exchange Commission
March 10, 2005

The Company will issue shares under the Stock Borrow Facility when this registration statement is declared effective and Citigroup executes the share borrow transaction. At that time, we will have a commitment from Citigroup to return an equivalent number of shares in five years. Alternatively and by analogy, if the Company issued the shares for cash and committed to buy its equivalent number of shares back for the same amount of cash, the Company would have effectively the same transaction. The Company did not issue shares for cash with a corresponding commitment to purchase the shares back for cash because the objective was not to raise capital with an equity offering. Instead the Stock Borrow Facility was entered into to facilitate the investors’ ability to improve or enhance their yield on the Notes. As such, gross cash proceeds were not part of the consideration of the Stock Borrow Facility.

The Company notes that an instrument that requires physical settlement by repurchase of a fixed number of an issuer’s shares in exchange for cash would be considered a forward purchase instrument. While the Stock Borrow Facility does not require a cash payment by the Company upon return of the shares, the Company considered the Stock Borrow Facility an “implied” forward purchase contract as it does require physical settlement or the return of the shares over a stated period of time. The Company believes it is appropriate to consider the Stock Borrow Facility as an implied forward purchase contract as a forward purchase instrument most closely represents the terms of the Stock Borrow Facility arrangement.

We considered alternative accounting treatments for recording the Stock Borrow Facility, which would be applied when it is declared effective and Citigroup executes the share borrow transaction. One alternative on how to record the implied forward purchase contract results in the issuance of the shares being recorded as a debit to the balance sheet and a credit to APIC. In addition, the forward purchase contract would then be recorded as a debit to APIC and a credit to the balance sheet. As a result, the net balance sheet impact to the Company when recording the issuance of the shares and the forward purchase contract of the Stock Borrow Facility would be zero.

A second alternative considered by the Company is to record the issuance of the shares at fair value at the time of issuance. Since an inconsequential amount of consideration is to be received, the result would be to record a loss at the time of issuance for the full fair value of the shares. Correspondingly, there would be a gain recorded at the time the shares are purchased back for no consideration. The Company does not believe it would be appropriate to record a loss in the year of issuance of the shares and correspondingly record a gain in the year of the receipt of the shares. As a result, the Company determined that, upon recording the Stock Borrow Facility, the first alternative accounting treatment discussed above is more appropriate and thus the net balance sheet and income statement impact of the implied forward purchase contract would be zero.

The lender in a share lending arrangement normally receives a fee or cash collateral as consideration for lending shares to a counterparty. As we will only receive par value for the lending of our shares, we will not receive a traditional market value fee for the Stock Borrow Facility. As stated above, the Stock Borrow Facility was entered into to facilitate the investors’ ability to improve or enhance their yield on the Notes. As a result, the Company did consider that the Stock Borrow Facility gave value to Citigroup and had economic cost to the Company as the Company has lent the use of its shares to Citigroup

Securities and Exchange Commission
March 10, 2005

for a 5-year period. The Company determined, through a valuation obtained from an independent valuation firm, that the Stock Borrow Facility had a fair value of approximately $13 million.

The Company recorded such value as a debit to Deferred Financing Fees and a credit to APIC. The Company intends to amortize the value of Stock Borrow Facility to Interest Expense over the 5-year term, or earlier if the shares are returned prior to the 5-year term.

2.	Regarding the earnings per share treatment, we note that paragraph 25 of SFAS 150 applies only to mandatorily redeemable shares or “...forward contracts that require physically settlement by repurchase of a fixed number of the issuer’s equity shares of common stock in exchange for cash...” We also note that while the Company’s share lending arrangement generally requires physical settlement, there is no exchange of cash at settlement. Further, we note that there is a circumstance, while presumably relatively unlikely to occur, that allows the contract to be cash, rather than physically, settled. It appears that cash settlement can occur if there is a default by Citigroup Global Markets Ltd on the share lending arrangement and there is a legal obstacle to share acquisition or delivery that cannot be cured within five business days. Please advice why it has been concluded that paragraph 25 of SFAS 150 applies to the share lending arrangement despite the fact that the share lending arrangement does not appear to meet the criteria of paragraph 25 of SFAS 150 because 1) there appears to be no exchange of cash for shares at settlement, and 2) there is a settlement alternative that permits cash settlement of the arrangement.

As previously communicated in our response to comment #43 in our letter dated January 31, 2005, the Company analogized to the guidance of FAS 150 when considering whether the shares for the Stock Borrow Facility were outstanding from an EPS perspective.

The Company notes that an instrument that requires physical settlement by repurchase of a fixed number of an issuer’s shares in exchange for cash would be considered a forward purchase instrument. While the Stock Borrow Facility does not require a cash payment by the Company upon return of the shares, the Company considered the Stock Borrow Facility an “implied” forward purchase contract as it does require physical settlement or the return of the shares over a stated period of time. The Company believes it is appropriate to consider the Stock Borrow Facility as an implied forward purchase contract as a forward purchase instrument most closely represents the terms of the Stock Borrow Facility arrangement.

The Company determined that a forward purchase instrument most closely represents the terms of the Stock Borrow Facility, and as such, believed it was appropriate to analogize to the guidance in SFAS 150 for EPS purposes, which results in the exclusion of the shares issued as part of the stock borrow in calculating EPS. In addition, the Stock Borrow Facility is a physically settled instrument, which includes a cash settlement provision only for the protection of the Company if the physical settlement fails. (See response to Staff comment #3 below). The Company also considered that if EPS reflected these shares as outstanding and did not reflect the required return of the shares, the Company would have improved net loss per share (anti-dilutive) due to the net losses incurred and expected to be incurred by the Company in the foreseeable future.

Securities and Exchange Commission
March 10, 2005

3.	Please advise the staff as to the nature of the “events of default” on the share lending arrangement that would permit cash settlement of the share lending agreement (if there were a legal obstacle that could not be cured within 5 business days).

Citigroup is required to return shares to the Company. Citigroup may only deliver cash instead of shares if (1) there is an event of default, (2) the Company terminates the outstanding stock loans and (3) a legal obstacle that cannot be cured within five business days prevents the delivery of the shares.

Section 11 of the Share Lending Agreement sets forth the events of default on the part of Citigroup that would allow the Company to terminate all outstanding share loans. These events of default are: the failure by Citigroup to make any required delivery or payment (including the return of loaned shares when required), the insolvency or bankruptcy of Citigroup, the failure of Citigroup to provide required indemnification, the renunciation of the Share Lending Agreement by Citigroup and breach of representation by Citigroup. The occurrence of an event of default only allows the Company to terminate all outstanding share loans and does not in and of itself allow cash settlement. We expect that if there were an event of default and we terminated all the outstanding stock loans, Citigroup would comply with its obligation to return the borrowed shares.

Section 12 of the Share Lending Agreement provides that if the Company terminates any share loan following an event of default, Citigroup may deliver the cash value of the loaned shares rather than the shares only if a legal obstacle exists and cannot be cured within five business days. Absent the remote possibility of such an incurable legal obstacle, Citigroup is required to return shares to the Company. The Company believes that the occurrence of an incurable legal obstacle is remote and is not aware of any circumstances that would result in a legal obstacle if the Share Lending Agreement were terminated today. The most realistic event that could result in a legal obstacle would be the entry of certain bankruptcy court orders following a Charter bankruptcy that restricts the trading of Charter shares. The intent of the cash settlement feature is solely to provide a contractual remedy for the Company in the unlikely event that Citigroup is legally prevented from fulfilling its obligation to return shares without forcing the Company to sue for damages. The full text of the Share Lending Agreement is listed as Exhibit 4.34 to the Form S-1 (333-121136) (Incorporated by reference to Exhibit 10.6 to the current report on Form 8-K of Charter Communications, Inc. filed on November 30, 2004 (File No. 000-27927)).

4.	It is not entirely clear how Citigroup expects to obtain the shares it will need to repay the share loan at the end of the share loan term, given the number of shares that are currently publicly traded. Can you clarify how Citigroup expects to be able to insure it has sufficient shares to repay the share loan when required to do so?

In addition to the matters discussed below, we refer the Staff to our response to comment #2 of the Company’s Response, dated January 31, 2005, to SEC Comment Letter dated January 7, 2005 and the charts described therein and attached hereto. The manner in which Citigroup obtains shares of Class A common stock to return to the Company will depend on which of the alternatives described in the attached charts is used to facilitate

Securities and Exchange Commission
March 10, 2005

hedging by Note investors. Under either alternative, Citigroup will return shares to the Company.

If alternative one is used, Citigroup will enter into short swap transactions with Note investors. Although these contracts do not cause Citigroup to acquire any shares, they have the effect of transferring to Citigroup a portion of the economic interest of the Note investors in the shares underlying the Notes. Such contracts entitle Citigroup to receive all or a portion of any increase in value of those shares and requires Citigroup to pay Note investors in respect of any decrease in value. If a Note investor sells the Notes or otherwise wishes to reduce its hedge position with respect to the Notes, all or a portion of the short swap would be terminated and unwound. Citigroup could concurrently either enter into a new swap with a different Note investor or purchase shares in the open market to return to the Company. The swaps will contain provisions that restrict the ability of the Note investor to terminate the swaps so that Citigroup is always in a position to unwind the swap and purchase shares in the market in an orderly fashion. Citigroup has advised the Company that following the completion of the offering of 150 million shares, it currently expects there will be sufficient liquidity in the cash market for Charter shares to allow for the repurchase and return of all shares borrowed by Citigroup pursuant to the Share Lending Agreement.

If alternative two is used, Citigroup will have a stock lending relationship with the Note investors. If any Note investor wishes to reduce its hedge position, it can return shares to Citigroup and then Citigroup can either loan such shares to a different Note investor or return the shares to the Company.

5.	We note that the share lending agreement is being entered into in conjunction with the Company’s issuance of 5.875% Convertible Senior Notes. Please provide the staff with an assessment of whether this debt would be construed to be conventional convertible debt under paragraph 4 of EITF Issue 00-19 and thus whether paragraphs 12-32 of EITF 00-19 would apply. We particularly note that upon conversion, the company has the right to deliver a combination of cash and Class A common stock rather than all stock or all cash. We also note the existence of a make whole provision requiring deliverance of the remaining portion of a portfolio of U.S. government securities pledged as security in respect of the notes that are being converted in addition to shares of Class A common stock, or cash in lieu thereof. Also, there is a make whole provision that changes the conversion ratio in certain circumstances. We also note the existence of registration rights agreements with respect to the shares underlying the conversion feature of the convertible notes and the share lending agreements that provide for penalties if registration statements are not effective by certain dates. If the notes do not qualify as conventional convertible debt, please advise as to whether all of the criteria of paragraphs 12-32 are met.

In assessing whether the Notes would be considered “conventional convertible debt”, at issuance we considered the various provisions of the Notes, including those discussed below. Based on our review of those provisions, it was determined that the Notes would not be considered “conventional convertible debt”.

Given this conclusion, the Company considered paragraphs 12 – 32 of EITF 00-19 when evaluating the conversion option. Based on our assessment of paragraphs 12 – 32 of

Securities and Exchange Commission
March 10, 2005

EITF 00-19, we determined that the conversion option of the Notes did not require bifurcation and thus was not separated from the debt host. In addition, when considering the cash settlement provisions, we noted that the cash settlement provisions of the conversion option are within the Company’s control.

We reviewed the Early Conversion Make Whole Provision and the Redemption Make Whole Provision of the Notes separately from conversion feature as follows:

Early Conversion Make Whole Provision:
Charter purchased approximately $144 million of government securities (the “Pledged Securities”) with proceeds from the Pledged Securities to be used to pay the first six interest payments on the Notes. Noteholders can convert at their discretion and at anytime. Noteholders who do convert their Notes prior to November 16, 2007 will receive, in addition to a number of shares of Class A common stock calculated at the conversion rate for the accreted principal amount of Notes, or cash in lieu thereof, the cash proceeds of the sale by the trustee of the Pledged Securities remaining with respect to the Notes being converted, which is referred to as the Early Conversion Make Whole Provision. The percentage of the remaining Pledged Securities to be sold will be determined based on the aggregate original principal amount of Notes being converted as a percentage of the total original principal amount of Notes then outstanding.

We analyzed the Early Conversion Make Whole Provision based on the criteria of SFAS 133 and determined that it was an embedded derivative. Based specifically on paragraph 13(b) of SFAS 133, we determined that it required bifurcation and therefore separation from the Notes. We had an independent valuation firm value the Early Conversion Make Whole Provision embedded derivative and recorded the short-term portion in current liabilities and the long-term portion in other long-term liabilities. The offset to this transaction was a reduction in the amount of debt that was recorded or a debt discount. The derivative will be marked to market quarterly and the Notes will accrete to face value over three years (term of the Early Conversion Make Whole Provision).

The Early Conversion Make Whole Provision was put in place in order to compensate the noteholders for lost interest upon conversion of the Notes prior to 3 years after the date of issuance. While payment under the Early Conversion Make Whole Provision is triggered by conversion, the payment represents contingent interest being paid on the debt host. Accordingly, we evaluated the Early Conversion Make Whole Provision separately from the conversion option, as its payment is more akin to an interest stream and therefore not a feature of the conversion but rather a payment that alters the yield of the Notes.

In addition, the Early Conversion Make Whole has been evaluated separately from the Redemption Make Whole below, as they are two separate features, which function independently of one another. In fact, because these provisions are two separate and distinct provisions, it is possible that a noteholder could receive contingent interest payments under both of these provisions.

Redemption Make Whole Provision:
This provision allows the noteholders who convert their Notes that have been called for redemption to receive the present value of the interest on the Notes converted that would

Securities and Exchange Commission
March 10, 2005

have been payable for the period from and including November 16, 2007, or if later, the redemption date, to but excluding November 16, 2009.

Following similar analysis as with the Early Conversion Make Whole Provision discussed above, the Redemption Make Whole Provision was considered an embedded derivative and based on paragraph 13(b) of SFAS 133, we determined that it needed to be bifurcated. We had the same independent valuation firm who performed the Early Conversion Make Whole Provision valuation, value the Redemption Make Whole Provision embedded derivative. The Redemption Make Whole Provision embedded derivative was recorded similarly to the Early Conversion Make Whole Provision embedded derivative, except the resulting debt discount is accreted over a five-year period (term of the Redemption Make Whole Provision).

Similar to the Early Conversion Make Whole, yet separate and distinct, the Redemption Make Whole Provision was put in place in order to compensate the noteholders for lost interest on the Notes, in the event of early redemption and conversion of the Notes prior to years 4 and 5 of the term of the Notes. While the payment under the Redemption Make Whole Provision is triggered by early redemption and subsequent conversion, the payment represents contingent interest being paid on the debt host. Accordingly, we evaluated the Redemption Make Whole Provision separately from the conversion option consistent with the reasoning used in the Early Conversion Make Whole.

Change in Control Make Whole Provision:
If a change in control occurs as defined within the indenture, the noteholders have certain additional rights. If a noteholder elects to convert its Notes at any time following the date we give notice of an anticipated effective date of such change of control transaction, we will increase the applicable conversion rate for the Notes surrendered for conversion by a number of additional shares of Class A common stock as described in the indenture (this is referred to as the “Change in Control Provision”).

The Change in Control Provision was considered to be a feature of the conversion option and therefore considered in conjunction with the evaluation of the conversion option. As stated above, the conversion option did not require bifurcation. Note that we did consider the guidance of EITF 00-19, EITF 01-06 and SFAS 133 when evaluating the conversion option and therefore the Change in Control Provision. Such consideration resulted in the conversion option and therefore the Change in Control Provision meeting the paragraph 11(a) exception of SFAS 133.

The Change in Control Provision was put in place in order to reimburse the noteholders for lost time value of the conversion option (i.e. the lost optionality if a change in control event occurs), which the investors originally purchased when they purchased the Notes. Because the noteholders would be receiving additional shares in conjunction with the conversion, we evaluated the Change in Control Provision in the context of the conversion option.

6.	Please advise the staff why the provisions of the convertible notes that provide for penalties to be paid to the convertible noteholders if the registration statement on the shares underlying the share lending agreement is not effective by April 1 is not a derivative embedded in the notes that should be bifurcated under SFAS 133.

Securities and Exchange Commission
March 10, 2005

The liquidated damages provision related to the Stock Borrow Facility allows the noteholders to receive additional payments if we fail to file or register the Stock Borrow Facility within an allotted time period. These payments would be either cash payments based on a per month rate or we would have the option in lieu of paying such amount in cash to add it to the principal amount of the Notes. This liquidated damages feature only applies to noteholders. If noteholders convert their Notes into our Class A common stock, such common stockholders would not be entitled to any Stock Borrow Facility liquidated damages. The liquidated damages, therefore, represent an adjustment to the net interest payments to the noteholders. As a result, we concluded that the liquidated damages embedded feature is clearly and closely related to the debt host, and, therefore, does not require bifurcation from the debt host.

The clearly and closely related criteria could further be justified through analysis of paragraph 13 of SFAS 133. As stated above, the liquidated damage provision, if triggered, would alter the net interest payment to be paid on the interest-bearing Notes. We therefore referred to paragraph 13 of SFAS 133 for guidance on whether, as an embedded derivative, the fair value of the liquidated damages would need to be bifurcated. Under paragraph 13(a), there is not a scenario where the investor would not recover substantially all of their initial investment. Under paragraph 13(b), the embedded derivative would not result in “at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with similar credit quality.” The share borrow liquidated damages and the shelf registration statement liquidated damages (collectively referred to as “liquidated damages”) were collectively priced to yield, if triggered, a rate commensurate to the rate Charter would have received on a high-yield bond. The impact of all liquidated damages would yield an effective rate of approximately 11%, which we determined, considering where the Notes fall within our debt structure in terms of subordination, would be an appropriate market rate.

7.	Please advise the staff why the provision of the share lending arrangement that requires Citigroup to repay the company for any dividends or distributions on the lent shares even when it did not receive the dividends is not a derivative embedded in the share lending arrangement that may require bifurcation under SFAS 133?

We considered your comment and advise the Staff that if one were to bifurcate such a provision, any value assigned would be clearly inconsequential given the extreme unlikelihood of the Company ever paying any dividends.

As we have consistently disclosed in our filings and specifically discussed in the section entitled, “Price Range of Common Stock and Dividend Policy”, in our Amendment No. 2 to our Form S-1, “we have never paid and do not expect to pay any cash dividends on our Class A common stock in the foreseeable future”. Additionally, due to covenant restriction, we would have limited ability to pay dividends in the foreseeable future. Based on these facts, an inconsequential value was assigned to the dividend embedded derivative.

8.	Please advise the staff why the make whole provisions in the convertible notes (delivery of investment securities as well as cash or company shares in some circumstances and

Securities and Exchange Commission
March 10, 2005

the change of control feature) are not embedded derivatives that should be bifurcated from such notes in accordance with SFAS 133.

We have outlined our evaluation of the Early Conversion Make Whole Provision, the Redemption Make Whole Provision and the Change in Control Provision (as defined above) in our response to the Staff’s comment #5 above. Please refer to our response to the Staff’s comment #5 above for our analysis.

*****

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would suggest a conference call to discuss. In addition, it is our understanding that the national office of our auditors, KPMG LLP, has been consulted on the items contained within this letter and such consultation has been ongoing since August 2004. Michael Pierce of KPMG LLP’s Department of Professional Practice was KPMG LLP’s representative. The Company’s responses and our financial statements reflect our understanding of the result of these consultations.

Sincerely,

By:	/s/ Paul E. Martin

Paul E. Martin
Interim Co-Chief Financial Officer, Senior Vice President, and Corporate Controller of Charter Communications, Inc.

cc:
Securities and Exchange Commission:
          Mr. Larry Spirgel, Division of Corporation Finance
          Mr. Ted Yu, Division of Corporation Finance
          Mr. Carlos Pacho, Division of Corporation Finance
          Ms. Kathleen Kerrigan, Division of Corporation Finance
Charter Communications, Inc.:
          Mr. Robert P. May, Interim President and Chief Executive Officer
          Mr. Derek Change, Interim Co-Chief Financial Officer, Executive Vice President of Finance and Strategy
          Mr. Curt Shaw, Executive Vice President, General Counsel and Secretary
          Mr. David Merritt, Audit Committee Chair
KPMG LLP:
          Mr. Rick Andrews
Irell & Manella:
          Mr. Al Segel
          Mr. Kevin Finch

Charter Stock Lending—Alternative One

Charter
Equity Investors
Registered Stock Sale of 150 MM Shares
Proceeds of Stock Sale
150 MM Loaned Shares
1
Obligation to Return 150 MM Shares
3
Short Swap on 150 MM Shares
2
Citigroup
Convertible Investors

1 Charter Stock Loan

2 Swap Transactions

3 Stock Offering

Charter Short Swap on 150 MM Shares Charter Stock Lending-Alternative One Obligation to Return 150 MM Shares 150 MM Loaned Shares Registered Stock Sale of 150 MM Shares Convertible Investors Equity Investors Citigroup Charter Stock Loan Swap Transactions Stock Offering Charter Lends 150 million shares to Citigroup. Citigroup agrees to return those 150 million shares in the future Convertible Investors who want to synthetically hedge their convertible positions short Charter stock to Citigroup through a swap Citigroup hedges its risk from the swaps by selling the borrowed stock to Equity Investors under a Charter registration statement. The price at which the stock is sold is used as the reference price for the swaps. 1 2 3 2 3 1 Proceeds of Stock Sale

Charter Stock Lending—Alternative Two

Charter
Equity Investors
Citigroup
Convertible Investors
1
150 MM Loaned Shares
Obligation to Return 150 MM Shares
2
Registered Stock Sale of 150 MM Shares
2
Proceeds of Stock Sale
3
Loan of 10 MM Shares
5
Return of 10 MM Shares
4
Sell 10 MM Shares 15X
4
Lend 10 MM Shares 15X
4
Obligation to Return 10 MM Shares 15X

1 Charter Stock Loan

2 Stock Offering

3 Equity Investors Stock Loan

4 Convert Investors Stock Loan

5 Stock Loan Termination

Charter Stock Lending-Alternative Two Equity Investors Stock Loan Convert Investors Stock Loan Stock Loan Termination Equity Investors lend 10 million shares to Citigroup. Citigroup agrees to return those 10 million shares in the future Convertible Investors borrow shares from Citigroup and sell those same shares to Citigroup. This occurs 15 times in 10 million share increments Price used is same as from Stock Offering Citigroup returns the 10 million shares it borrowed from Equity Investors to the lenders of those shares. 3 4 5 Charter Sell 10 MM Shares 15X Obligation to Return 150 MM Shares 150 MM Loaned Shares Registered Stock Sale of 150 MM Shares Convertible Investors Equity Investors Citigroup 2 4 Loan of 10 MM Shares Lend 10 MM Shares 15X Obligation to Return 10 MM Shares 15X 3 4 Return of 10 MM Shares 5 1 Charter Stock Loan Charter Lends 150 million shares to Citigroup. Citigroup agrees to return those 150 million shares in the future Stock Offering Citigroup sells the borrowed stock to Equity Investors under a Charter registration statement. Proceeds of Stock Sale 2 4 1 2